# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Integral Ad Science Holding Corp., CIK 0001842718
CUSIP: 45828L108
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 12 East 49th Street, 20th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 12/23/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001665262

## Reporting persons
- Vista Equity Partners Fund VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Vista Equity Partners Fund VI-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- VEPF VI FAF, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Vista Equity Partners Fund VI GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- VEPF VI GP. Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- VEPF Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Vista Equity Partners Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- VEP Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Robert F. Smith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Integral Ad Science Holding Corp.
Address of issuer's principal executive offices: 12 E 49th Street, 20th Floor New York, NY 10017

## Item 2. Person Filing
Name of person filing:
This statement on Schedule 13G (this "Statement") is filed by the entities and persons listed below, each of whom is referred to herein as a "Reporting Person" and together as the "Reporting Persons":
(i) Vista Equity Partners Fund VI, L.P. ("VEPF VI");
(ii) Vista Equity Partners Fund VI-A, L.P. ("VEPF VI-A");
(iii) VEPF VI FAF, L.P. ("FAF" and, together with the foregoing, the "Vista Funds");
(iv) Vista Equity Partners Fund VI GP, L.P. ("Fund VI GP");
(v) VEPF VI GP. Ltd. ("Fund VI UGP");
(vi) VEPF Management, L.P ("Management Company");
(vii) Vista Equity Partners Management, LLC ("VEPM");
(viii) VEP Group, LLC ("VEP Group" and, together with the foregoing, the "Vista Entities"); and
(ix) Robert F. Smith.
Address of principal business office or, if none, residence:
The principal business address of each of the Vista Entities is 4 Embarcadero Center, 20th Fl., San Francisco, California 94111.

The principal business address of Mr. Smith is c/o Vista Equity Partners, 401 Congress Drive, Suite 3100, Austin, Texas 78701.
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A Joint Filing Agreement, dated February 7, 2022, by and among the Reporting Persons (incorporated herein by reference to Exhibit A of the statement on Schedule 13G filed by the Reporting Persons on February 7, 2022).

## Signatures
- Vista Equity Partners Fund VI, L.P.: By: Vista Equity Partners Fund VI GP, L.P. / Its: General Partner, By: VEPF VI GP. Ltd. / Its: General Partner, By: /s/Robert F. Smith, Robert F. Smith / Director (12/29/2025)
- Vista Equity Partners Fund VI-A, L.P.: By: Vista Equity Partners Fund VI GP, L.P. / Its: General Partner, By: VEPF VI GP. Ltd. / Its: General Partner, By: /s/Robert F. Smith, Robert F. Smith / Director (12/29/2025)
- VEPF VI FAF, L.P.: By: Vista Equity Partners Fund VI GP, L.P. / Its: General Partner, By: VEPF VI GP. Ltd. / Its: General Partner, By: /s/Robert F. Smith, Robert F. Smith / Director (12/29/2025)
- Vista Equity Partners Fund VI GP, L.P.: By: VEPF VI GP. Ltd. / Its: General Partner, By: /s/ Robert F. Smith, Robert F. Smith / Director (12/29/2025)
- VEPF VI GP. Ltd.: /s/ Robert F. Smith, Robert F. Smith / Director (12/29/2025)
- VEPF Management, L.P.: By: VEP Group, LLC / Its: General Partner, By: /s/ Robert F. Smith, Robert F. Smith / Managing Member (12/29/2025)
- Vista Equity Partners Management, LLC: By: VEP Group, LLC / Its: Managing Member, By: /s/ Robert F. Smith, Robert F. Smith / Managing member (12/29/2025)
- VEP Group, LLC: /s/ Robert F. Smith, Robert F. Smith / Managing Member (12/29/2025)
- Robert F. Smith: /s/ Robert F. Smith, Robert F. Smith (12/29/2025)